Meridian Gold Inc.
9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (800) 557-4699 (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD ANNOUNCES SECOND QUARTER 2005
RESULTS
(All dollar amounts in U.S. currency)
July 26, 2005
Meridian Gold Inc. Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG)(NYSE:MDG) is pleased to announce results for the quarter ended June 30, 2005. Meridian Gold continues its commitment to organic growth, with a focus on returns and a dedication to responsible mining which are reflected in the second quarter results as follows:
HIGHLIGHTS:

Financial and Operations

•	Net earnings of $9.1 million, or $0.09 per share

•	Gold production of 76,400 ounces at a net cash cost of $47 per ounce

•	Operating cash flows of $10.5 million for the quarter increased cash and short-term investment balances to $251.4 million, including restricted cash

Exploration

•	At El Peñón, extended ore-grade mineralization an additional 350 meters along strike on the Providencia vein to a total strike length of 1.1 kilometers

•	The Providencia vein remains open along strike

•	Completed an infill drilling program on the Fortuna vein at El Peñón west with a resource estimate expected in early September

•	On the Fortuna vein, exploration drilling intersected high grade mineralization 300 meters to the north of drilling completed in the first quarter, extending the vein to 1.5 kilometers in length

•	Production decline reached the Dorada vein and development has commenced

•	The first cross-cut of the Dorada vein returned 16.8 grams/tonne of gold and 1,095 grams/tonne of silver across a width of 11.4 meters

Environmental and Safety

•	An El Peñón employee was one of ten employees from all sectors of Chilean industry selected for the “Safe Worker of the Year Award” by the Chilean Safety Association

•	El Peñón received an additional award from the “Consejo Nacional de Seguridad” for having the lowest accident incidents in mine operations from the President of the National Security Council

•	Meridian Gold is participating in a project to modernize the access to La Portada, a natural national landmark, for which Antofagasta is recognized

•	Meridian Gold donated supplies to the victims in Region I for assistance in rebuilding after the June 13th earthquake

•	Housing benefits were granted to 12 Meridian Gold employees through the El Peñón housing program
“I am very proud of our employees who are determined day after day to strengthen Meridian Gold’s foundation asset at El Peñón with exceptionally low cash operating costs of $47/ounce, making Meridian one of the lowest cost producers in the gold industry”, commented Brian Kennedy, Meridian Gold’s President and Chief Executive Officer, on the second quarter. “I am also proud of our exploration team, whose efforts have increased our discovery rate. We believe that for the fourth year in a row we will replace reserves and resources at a level to match or exceed our ounces of gold produced. These new discoveries continue to support our expansion goals. ”
Exploration Report
El Peñón
Four surface reverse circulation (“RC”) drill rigs are continuing to expand and define the Providencia and Fortuna vein systems, and two diamond core rigs are currently evaluating new targets and vein extensions from underground drill platforms in the Quebrada Orito and the Quebrada Colorada systems.
1.	Providencia: Exploration drilling on 60 meter section centers has extended the Providencia vein system by 350 meters to 1.1 kilometers along strike and up to 200 meters in dip extent between the 1,450 meter and 1,725 meter elevations. The 68 RC holes drilled a total of 25,743 meters to test and further characterize the veins. The Providencia vein has developed into two sub-parallel veins. The drill program objective for the second half of 2005 will be to define the vein on 30 meter by 30 meter intercept grid sections. The second quarter drill results reflected on the Providencia long-section on the Company’s website are shown below:
PROVIDENCIA DRILL RESULTS

			From	To	Intercept*	Gold	Silver	Gold Equivalent
Hole	Northing	Elevation	(m)	(m)	(m)	g/t*	g/t*	g/t*
PV026	7301740	1510	383	387	4	4.4	45	5.1
PV029	7301495	1640	263	267	4	5.3	198	8.4
PV031	7301613	1598	307	309	2	7.7	326	12.7
PV033	7301678	1567	329	337	8	8.0	365	13.6
PV036	7301320	1633	239	244	5	2.6	247	6.4
PV040	7302219	1696	245	248	3	12.3	236	16.0
PV043	7301260	1568	327	332	5	7.4	256	11.3
PV047	7301199	1555	333	336	3	4.4	365	10.0
PV047	7301199	1500	390	392	2	3.4	416	9.8
PV050	7301620	1539	379	382	3	6.0	453	12.9
PV051	7302159	1739	174	175	1	7.3	393	13.3
PV052	7301208	1487	418	424	6	10.6	908	24.5
PV054	7301678	1675	230	237	7	5.9	236	9.5

			From	To	Intercept*	Gold	Silver	Gold Equivalent
Hole	Northing	Elevation	(m)	(m)	(m)	g/t*	g/t*	g/t*
PV055	7301681	1553	372	374	2	7.1	458	14.1
PV057	7302100	1643	266	267	1	8.9	229	12.4
PV058	7301739	1657	240	243	3	12.8	749	24.3
PV062	7301800	1630	267	271	4	4.2	220	7.6
PV065	7301560	1449	451	453	2	7.6	442	14.4
PV067	7301440	1555	333	341	8	1.9	102	3.4
PV068	7301740	1713	180	183	3	4.9	70	6.0
PV070	7301381	1548	348	356	8	5.3	517	13.2
PV070	7301381	1480	419	424	5	6.1	536	14.3
PV071	7301620	1720	192	194	2	4.6	279	8.8
PV074	7301620	1498	406	408	2	3.7	261	7.7
PV076	7301570	1485	419	422	3	6.3	393	12.4
PV078	7301510	1596	340	350	10	3.5	201	6.6
PV079	7301680	1480	431	433	2	33.1	1906	62.3
PV084C	7301570	1620	280	283	3	10.1	476	17.4

*	Intercept widths do not reflect true widths, all measurements in meters, all assays in grams per tonne and uncut. Gold equivalent calculated using 65 to 1 Au to Ag ratio.
2.	Fortuna: The infill drill program that began on May 8, 2005 at Fortuna is near completion. Two drills have completed 83 RC holes for a total of 13,007 meters during the quarter on a 30 meter by 30 meter intercept grid. The Fortuna vein extends for 1.5 kilometers along strike and remains open to the north and south. Six distinct mineral shoots have been identified along the vein, with the southern four the subject of the infill drill program. While the majority of the holes were infill drilling, several exploration holes were drilled including drill hole DT117, completed 300 meters to the north of previous exploration holes. This drill hole intersected 2 meters of 18.4 grams/tonne gold and 1,994 grams/tonne silver, extending the strike length of the vein to 1.5 kilometers. This is the northernmost hole drilled on the Fortuna vein at this time. Resource modeling of these veins is underway and is expected to be completed in early September. The results of the second quarter drilling reflected on the Fortuna long-section presented on the Company’s website are presented below:
FORTUNA DRILL RESULTS

			From	To	Intercept*	Gold	Silver	Gold Equivalent
Hole	Northing	Elevation	(m)	(m)	(m)	g/t*	g/t*	g/t*
DT085	7299550	1562	123	125	2	18.4	2,869	62.5
DT090	7299610	1490	184	186	2	7.7	600	16.9
DT091	7299460	1523	166	167	1	3.7	236	7.4
DT095	7299730	1572	91	92	1	4.1	734	15.3
DT104	7299700	1480	179	183	4	6.3	630	16.0
DT114	7300030	1449	227	228	1	19.9	1,345	40.5
DT117	7300210	1506	225	227	2	18.4	1,994	49.0
DT125	7298890	1569	90	92	2	4.8	103	6.4
DT130	7299100	1634	57	61	4	5.4	278	9.6
DT134	7298800	1484	148	152	4	6.0	377	11.7
DT137	7299520	1522	152	153	1	43.1	2,850	86.9
DT138	7299640	1500	131	133	2	6.0	313	10.9
DT142	7298740	1558	104	105	1	12.6	117	14.4
DT143	7298740	1501	145	147	2	15.7	749	27.2

			From	To	Intercept*	Gold	Silver	Gold Equivalent
Hole	Northing	Elevation	(m)	(m)	(m)	g/t*	g/t*	g/t*
DT146	7298950	1597	61	62	1	10.2	167	12.8
DT148	7299490	1618	84	85	1	2.2	318	7.1
DT149	7299520	1561	134	136	2	4.0	527	12.1
DT151	7299550	1618	45	48	3	9.6	603	18.9
DT158	7299549	1542	134	141	7	57.9	2,697	99.3
DT164	7299824	1507	179	181	2	2.9	126	4.8
DT165	7299223	1562	150	154	4	2.3	289	6.7
DT166	7299850	1590	87	88	1	10.5	593	19.6
DT168	7299223	1465	226	228	2	8.1	2,361	44.4
DT169	7299670	1480	205	207	2	16.9	766	28.7
DT173	7299700	1467	214	218	4	15.7	1,425	37.5
DT174	7298950	1558	97	98	1	9.5	298	14.0
DT177	7299550	1587	70	72	2	77.2	6,205	172.5
DT178	7298887	1542	108	109	1	18.6	204	21.7
DT180	7299549	1512	155	158	3	7.1	809	19.5
DT181	7298842	1500	153	157	4	20.4	185	23.2
DT182	7299610	1465	235	236	1	220.0	623	227.6
DT185	7298949	1500	157	161	4	2.7	235	6.3
DT189	7298798	1450	198	201	3	1.3	134	3.4
DT191	7298770	1518	131	133	2	22.9	649	32.8
DT194	7299669	1480	205	206	1	23.8	910	37.0
DT198	7299637	1488	185	186	1	48.7	2,650	89.4
DT211	7299820	1440	223	226	3	5.7	166	8.2

*	Intercept widths do not reflect true widths, all measurements in meters, all assays in grams per tonne and uncut. Gold equivalent calculated using 65 to 1 Au to Ag ratio.
Natividad, Nicaragua
At the Natividad Property in Nicaragua, Phase I drilling was completed on July 8, 2005. A total of 43 holes were completed totaling 6,396 meters testing six separate targets. An update will be made once all assay results have been received.
Mercedes, Mexico
Subsequent to the second quarter, in July, the Company commenced a drilling program on the 100% owned Mercedes property in Sonora, Mexico. Previous drilling along the low sulfidation vein system has intersected high-grade mineralization. The mineralization is open along strike and to depth, and can be traced for over two kilometers along the surface.
Qualified Person
William H. Wulftange, P. Geo., Chief Geologist at the El Peñón mine, has supervised the preparation of the technical data contained within this release and serves as the “Qualified Person” as defined by National Instrument 43-101.

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion is limited to matters that, in the opinion of management of Meridian Gold, are material, and represents management’s knowledge through the date of this press release, July 26, 2005.
OPERATIONS
El Peñón
During the second quarter of 2005, El Peñón continued to deliver low-cost, profitable results that fuel the cash flow of the Company. The mine produced 76,300 ounces of gold and 1.2 million ounces of silver at a net cash cost of $47 per gold ounce versus 82,000 ounces of gold and 1.3 million ounces of silver at a net cash cost of $50 per gold ounce during the second quarter in 2004. Total net production costs including depreciation, depletion and amortization were $98 per gold ounce for the quarter, compared to $95 per gold ounce in the second quarter of 2004.
Production from the underground mine continues to show improvement, averaging over 4,600 tonnes per day including ore, development and non-mineralized material. During the second quarter of 2005 total movement increased 39% compared to second quarter 2004 which produced an average of 3,300 tonnes per day. This has been accomplished while improving dilution by 18% over last year.
The underground mine produced 172,600 tonnes of ore at average grades of 14.1 grams/tonne of gold and 219 grams/tonne of silver during the second quarter of 2005. Open pit operations produced 83,400 tonnes of ore at average gold and silver grades of 4.9 grams/tonne and 97 grams/tonne, respectively, during the quarter.
Access to the Dorada vein continues to progress ahead of schedule as a cross-cut of the vein from Cerro Martillo decline intersected the vein during the first part of June 2005. The vein intersection on section 7,303,400N at the 1,686 meter level returned a weighted average from both the north and south wall of the access of 16.8 grams/tonne of gold and 1,095 grams/tonne of silver across a width of 11.4 meters. The second access from Quebrada Colorada to Dorada will be completed in the third quarter of 2005. The alternative production tunnel from Quebrada Colorada is expected to be connected to the Cerro Martillo decline in the fourth quarter of 2005. The tunnel from Quebrada Colorada is 86% complete. This opens the fourth underground mine in the El Peñón mine district, providing access to over 600,000 ounces of gold and 35 million ounces of silver in reserves and resources. It will also provide a better access to explore for extensions of this known mineralization.
Mill throughput at El Peñón increased 8% quarter over quarter to 2,449 tonnes per day. Average mill head grade decreased during the quarter, to 11.0 grams/tonne of gold and 185 grams/tonne of silver versus 12.4 grams/tonne of gold and 198 grams/tonne of silver in the second quarter of 2004. Meridian Gold is currently investing capital in the processing facility to sustain these higher milling rates.

FINANCIAL RESULTS
Second quarter 2005 vs. Second quarter 2004
Net earnings for the three months ended June 30, 2005 were $9.1 million ($0.09 per share) compared to net earnings of $9.7 million ($0.10 per share) for the second quarter of 2004.
Sales revenue of $31.9 million increased $0.4 million, or 1%, over the second quarter of 2004 due to higher realized gold prices offset by lower gold ounces sold. The average realized gold price increased 7% to $425 per ounce in the second quarter of 2005 from $396 per ounce in the second quarter of 2004. The gold ounces sold decreased by 7% to 76,400 ounces in the second quarter of 2005 compared to the same period in 2004. The decrease in ounces produced and sold was due to the planned 11% decrease in the gold grade from 12.4 grams/tonne in the second quarter of 2004 to 11.0 grams/tonne in the same period of 2005 as part of our effort to bring head grade in line with the reserve grade.
Cost of sales, which does not include depreciation, depletion or amortization, in the second quarter of 2005 of $3.7 million decreased $0.3 million (8%) compared to cost of sales in the second quarter of 2004 of $4.0 million. Cost of sales includes a silver by-product credit of $8.6 million in the second quarter of 2005, as revenue from silver sales is applied as a credit to costs, compared to a silver by-product credit of $6.9 million in the second quarter of 2004. The change in silver credits from the second quarter of 2004 to the same period of 2005 is due to a 27% increase in realized silver prices ($7.03 per ounce in the second quarter of 2005 compared to $5.55 for the same period in 2004) offset in part by a 16,400 ounce (2%) decrease in silver ounces sold. At the end of 2004, the Company settled all outstanding silver forward contracts and as a result, we were able to obtain the full benefit of current silver prices for silver sold in the quarter. The additional change in cost of sales from the second quarter of 2004 compared to the same period in 2005 is primarily due to an increase in tonnes mined and processed coupled with an increase in prices of commodities and reagents used in the plant and increases in labor cost due to the strengthening of the Chilean Peso against the U.S. dollar. The Company produced gold at $47 net cash cost per gold ounce in the second quarter of 2005 compared to $50 per ounce in the same period of 2004.
Exploration expense in the second quarter of 2005 of $7.7 million was $2.9 million more than exploration expense in the second quarter of 2004 of $4.8 million, primarily because of the expansion of exploration activities in Chile and Nicaragua.
Tax expense in the second quarter of 2005 was $6.7 million or an effective rate of 42% compared to $7.2 million or an effective tax rate of 43% in the second quarter of 2004. During the second quarter of 2005, the Company paid $9.3 million in cash taxes.
Net margins in the second quarter of 2005 were 29% compared to net margins in the second quarter of 2004 of 31%, primarily as a result of the increased exploration expenses.
First six months of 2005 vs. First six months of 2004
Net earnings for the six months ended June 30, 2005 were $18.9 million ($0.19 per share) compared to net earnings of $19.5 million ($0.20 per share) for the same period of 2004.

Sales revenue of $64.1 million increased $2.7 million, or 4%, over the same period of 2004 due to higher realized gold prices offset in part by fewer gold ounces sold. The average realized gold price increased 6% to $427 per ounce in the first half of 2005 from $403 per ounce in the same period of 2004. The gold ounces sold decreased by 2% or 3,100 ounces to 152,400 ounces in the first six months of 2005 compared to the same period in 2004. The decrease in ounces produced and sold was due to a 7% decrease in the gold grade from 12.4 grams/tonne in the first six months of 2004 to 11.5 grams/tonne in the same period of 2005.
Cost of sales, which does not include depreciation, depletion or amortization, in the first six months of 2005 of $7.4 million was consistent with the cost of sales in the same period of 2004. Cost of sales includes a silver by-product credit of $17.9 million in the first six months of 2005 compared to a silver by-product credit of $13.0 million in the same period of 2004. The change in silver credits from the first six months of 2004 compared to the same period of 2005 is due to a 24% increase in realized silver prices ($7.04 per ounce in the first six months of 2005 compared to $5.69 for the same period in 2004) and a 250,500 ounce (11%) increase in silver ounces sold. At the end of 2004, the Company settled all outstanding silver forward contracts and as a result, we were able to obtain the full benefit of current silver prices for silver sold in 2005. The additional change in cost of sales from the first six months of 2004 compared to the same period in 2005 is primarily due to an increase in tonnes mined and processed, coupled with an increase in prices of commodities and reagents used in the plant and increases in labor cost due to the strengthening of the Chilean Peso against the U.S. dollar. The Company produced gold at $47 net cash cost per gold ounce in the first six months of 2005 compared to $48 per ounce in the same period of 2004.
Exploration expense in the first half of 2005 of $12.6 million was $4.0 million more than exploration expense in the same period of 2004 of $8.6 million, primarily because of the expansion of exploration activities in Chile and Nicaragua previously discussed.
Tax expense in the first half of 2005 was $14.3 million or an effective rate of 43% compared to $14.0 million or an effective tax rate of 42% in the first six months of 2004. During the first half of 2005, the Company paid $12.1 million in cash taxes.
Net margins in the first half of 2005 were 29% compared to net margins in the same period of 2004 of 32%, primarily as a result of increased exploration expenses discussed above.
LOOKING AHEAD
For 2005, the Company expects to produce approximately 300,000 ounces of gold from El Peñón at a net cash cost of approximately $55 per ounce.
Liquidity
Cash balances, including restricted cash and short-term investments, increased to $251.4 million during the second quarter of 2005 due to strong cash flows fueled by higher gold prices and consistent operating performance at El Peñón. Working capital increased to $239.6 million at June 30, 2005 from $226.6 million at March 31, 2005 and $215.3 million at December 31, 2004, primarily due to the growth in cash and short-term investment balances.
Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities during the quarter was provided from operations and from existing cash reserves. Cash provided by operating activities, including changes in non-cash working capital and other operating amounts, was $10.5 million in the second quarter of 2005 compared to $14.9 million in the second quarter of 2004. The $4.4 million reduction in cash provided by operating activities resulted from a $0.6 million reduction in net income, an additional $1.1 million in income taxes paid and a $1.2 increase in stockpile inventory compared to a $1.0 decrease in inventory in the prior year as well as other working capital changes.
Capital Resources
Remaining capital expenditures for 2005 include approximately $15 million mainly for mine development and plant expansion.
Exploration is the heart of Meridian Gold’s growth strategy and will continue to be an important focus throughout the year. The Company plans to spend approximately $23 million this year to fund these efforts.
We believe that planned capital requirements will be funded by existing operating cash flows, current cash and investments. Should we decide to develop other exploration and development properties, additional capital may be required. If additional funds are necessary, management believes they may be borrowed from third parties or raised by issuing shares of the Company; however, no assurance can be given that such transactions will be available at terms and conditions acceptable to Meridian Gold, if at all.
Changes in Accounting Policies
Variable Interest Entities
Effective January 1, 2005, the Company adopted the new CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (AcG-15). The new guidance establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s financial statements.
Cash Equivalents and Short-term Investments
Certain prior period amounts have been reclassified to conform to the current-period presentation, including the reclassification of auction rate securities (ARS) as short-term investments instead of cash and equivalents in accordance with guidance recently issued by the U.S. Securities and Exchange Commission. We reclassified $55.8 million of investments in ARS as of December 31, 2004 and $27.6 million as of March 31, 2005 that were previously included in cash and equivalents to short-term investments. As a result of this reclassification, we have included purchases and sales of ARS in our statements of cash flows as a component of investing activities. These reclassifications had no impact on our results of operations or changes in shareholders’ equity.

Summary of Quarterly Results
(Unaudited and expressed in millions of US dollars, except per share data)

		2005			2004		2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$31.9	$32.2	$32.8	$32.9	$31.5	$29.9	$30.4	$29.8
Net earnings (1)	9.1	9.8	7.5	9.6	9.7	9.8	10.3	6.1

Basic earnings per share (2)	$0.09	$0.10	$0.08	$0.10	$0.10	$0.10	$0.10	$0.06
Diluted earnings per share	0.09	0.10	0.07	0.10	0.10	0.10	0.10	0.06

(1)	Income before discontinued operations and extraordinary items is equal to net earnings

(2)	Quarterly amounts do not sum to full year amounts due to rounding
Outstanding Share Data
As of June 30, 2005 and at the date of this MD&A, there were 100,128,559 (December 31, 2004 - 99,629,827) common shares outstanding and there were 1,506,517 stock options outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$18.58 per share, of which 876,645 were currently exercisable with expiry dates between July 2006 and May 2015.
Non-GAAP Measures
Meridian Gold has included measures in this document called “total cash costs”. Cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties, net of silver by-product credits, but do not include capital, exploration, depreciation and financing costs. Total cash costs per ounce are total cash costs divided by gold ounces produced.
The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), certain investors use this information to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.
(Unaudited and in millions of US dollars, except for Gold Production in Ounces and Cash Costs per Ounce)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Cost of sales	$3.7	$4.0	$7.4	$7.4
Other	(0.1)	0.1	(0.3)	0.2

Total net cash costs	3.6	4.1	7.1	7.6
Gold production in ounces from active properties	76,288	82,031	152,500	157,347

Total net cash costs per ounce	$47	$50	$47	$48

CAUTIONARY STATEMENT
Certain statements in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.
The Company’s filings with the securities regulatory authorities in Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.
2nd Quarter Conference Call
Meridian Gold is hosting a simultaneous live webcast of its conference call on Wednesday July 27, 2005, at 9:00 a.m. ET through Thomson/CCBN. If you would like to listen to our conference call on the web, go to the Company’s home page at www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week following the call by dialing toll-free (888) 286-8010 or international (617) 801-6888 (passcode # 94603780). The webcast will be available for three months on Meridian Gold’s website.
For further information, please visit our website at www.meridiangold.com, or contact:

Kelsey Peters	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
E-mail: investorrelations@meridiangold.com

Meridian Gold Inc.
Operating Data
(Unaudited and dollar amounts expressed in U.S. currency)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2005	2004	2005	2004

El Peñón Mine
Gold production (ounces)	76,288	82,031	152,500	157,347
Silver production (ounces)	1,223,694	1,253,396	2,544,380	2,326,593
Tonnes ore mined (thousands)	256	176	470	378
Mill tonnes processed (thousands)	223	214	428	408
Avg. mill gold ore grade (grams/tonne)	11.0	12.4	11.5	12.4
Avg. mill silver ore grade (grams/tonne)	185	198	201	192
Mill gold recovery	97%	96%	97%	97%
Mill silver recovery	92%	92%	92%	92%

Net cash cost of production per gold ounce	$47	$50	$47	$48
Total net production cost per gold ounce	$98	$95	$99	$96

Beartrack Mine
Gold production — heap leach (ounces)	110	159	200	289

Company Totals
Ounces of gold produced	76,398	82,190	152,700	157,636
Ounces of gold sold	76,098	81,105	152,426	155,502
Ounces of silver sold	1,220,023	1,236,410	2,536,798	2,286,292
Avg. realized gold price per ounce	$425	$396	$427	$403
Avg. realized silver price per ounce	$7.03	$5.55	$7.04	$5.69
Net cash cost of production per gold ounce	$47	$50	$47	$48
Total net cost of production per gold ounce	$98	$95	$99	$96
Average realized gold prices are revenues divided by gold ounces sold.
Cash cost and total cost per gold ounce are net of silver by-product credits.

Capital Expenditures and Depreciation Detail - Q2 2005 (in millions of US$)	Capital expenditures	DD&A

El Peñón	$5.6	$3.9
Esquel	0.2	—
Other	0.5	0.1

Total	$6.3	$4.0

Operating Cost Detail - Q2 2005 ($/tonne ore)	Underground	Open pit	Process	G&A

El Peñón	$41.54	$18.24	$13.13	$7.19

Meridian Gold Inc.
Interim Consolidated Balance Sheets
(Unaudited and expressed in millions of US dollars)

	June 30	December 31
	2005	2004
Assets
Current assets
Cash and short-term investments	$237.5	$217.8
Restricted cash	13.9	13.9
Trade and other receivables	3.1	2.3
Inventory	6.5	5.4
Deferred taxes - current	0.6	0.4
Other current assets	0.8	2.1

Total current assets	262.4	241.9

Mineral property, plant and equipment, net	653.1	628.8
Deferred taxes - long-term	9.9	9.3
Other assets	7.3	12.1

Total assets	$932.7	$892.1

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable, trade and other	$8.7	$8.1
Accrued and other liabilities	14.1	18.5

Total current liabilities	22.8	26.6

Other long-term liabilities	47.4	42.3
Deferred taxes	194.3	188.3
Minority interest	1.0	1.0
Shareholders’ equity (note 6)	667.2	633.9

Total liabilities and shareholders’ equity	$932.7	$892.1

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Consolidated Statements of Operations
(Unaudited and expressed in millions of US dollars, except per share data)

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004

Revenue	$31.9	$31.5	$64.1	$61.4

Costs and expenses
Cost of sales	3.7	4.0	7.4	7.4
Depreciation, depletion and amortization	4.0	3.9	8.3	7.9
Exploration	7.7	4.8	12.6	8.6
Selling, general and administrative	2.8	2.6	5.7	5.1
Other	(0.3)	(0.2)	(0.3)	(0.1)

	17.9	15.1	33.7	28.9

Earnings before the following	14.0	16.4	30.4	32.5

Interest income	1.7	0.4	2.7	0.9
Gain (loss) on sale of assets	0.1	0.1	0.1	0.1

Earnings before taxes	15.8	16.9	33.2	33.5

Income tax	(6.7)	(7.2)	(14.3)	(14.0)

Net earnings	$9.1	$9.7	$18.9	$19.5

Earnings per share
Basic	$0.09	$0.10	$0.19	$0.20
Diluted	$0.09	$0.10	$0.19	$0.20

Weighted average shares outstanding (in millions)
Basic	99.7	99.2	99.6	99.2
Diluted	100.4	99.8	100.4	99.8
See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Retained Earnings
(Unaudited and expressed in millions of US dollars)

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004

Balance at beginning of period	$189.8	$153.2	$180.0	$144.3
Adjustment on adoption of new accounting standard for stock-based compensation	—	—	—	(0.9)
Net earnings	9.1	9.7	18.9	19.5

Balance at end of period	$198.9	$162.9	$198.9	$162.9

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited and expressed in millions of US dollars)

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004
		(Restated -		(Restated -
		note 2(c))		note 2(c))
Cash flow from operating activities
Net earnings	$9.1	$9.7	$18.9	$19.5
Non-cash items:
Provision for depreciation, depletion and amortization	4.0	3.6	8.3	7.9
Accretion of asset retirement obligations	0.1	0.1	0.2	0.2
Stock-based compensation	0.8	0.5	1.6	0.9
Provision for pension costs	—	—	0.1	0.1
Income taxes	2.4	3.4	7.8	6.6
Deferred revenue	—	(0.3)	—	(0.6)

	16.4	17.0	36.9	34.6

Changes in non-cash working capital and other accounts:
Trade and other receivables	(0.1)	(0.5)	(0.7)	0.9
Inventory	(1.2)	1.0	(1.1)	0.4
Other current assets	0.3	2.3	0.9	2.5
Other assets	1.4	0.8	(0.3)	1.3
Accounts payable, trade and other	—	1.3	0.6	1.4
Accrued and other liabilities	(4.7)	(5.6)	(4.2)	(3.2)
Other long-term liabilities	—	0.1	—	—
Reclamation expenditures	(1.0)	(1.5)	(1.8)	(2.3)
Pension contributions	(0.6)	—	(0.6)	—

	10.5	14.9	29.7	35.6

Cash flow from (used in) investing activities
Capital expenditures	(6.3)	(4.5)	(17.8)	(7.8)
Proceeds from sale of assets	0.1	0.1	0.1	0.1
Short-term investments	67.4	(8.3)	48.2	32.4
Long-term investments	—	—	5.0	—

	61.2	(12.7)	35.5	24.7

Cash flow from financing activities
Proceeds from issuance of share capital	2.7	—	2.7	—

	2.7	—	2.7	—

Increase (decrease) in cash and cash equivalents	74.4	2.2	67.9	60.3
Cash and cash equivalents, beginning of period	40.8	105.1	47.3	47.0

Cash and cash equivalents, end of period	$115.2	$107.3	$115.2	$107.3

Cash and cash equivalents	$115.2	$107.3	$115.2	$107.3
Short-term investments	122.3	88.9	122.3	88.9

Cash and short-term investments	$237.5	$196.2	$237.5	$196.2

Cash paid for income taxes	$9.3	$8.2	$12.1	$8.7
Cash paid for interest	$—	$—	$—	$—
     See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
Three months and six months ended June 30, 2005
1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2. The accompanying unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.

2.	Changes in Accounting Policies and Presentation
(a)	Variable Interest Entities
Effective January 1, 2005, the Company adopted the new CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (AcG-15). The new guidance establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s financial statements.
(b)	Stock-based compensation
Effective January 1, 2002, the Company elected to use the settlement method of accounting for stock options granted to directors and employees under the Share Incentive Plan as allowed under the CICA standard for stock-based compensation. Effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy so as to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital, as required under the amendments to CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments. This change has been applied retroactively without restatement of prior periods. The effect of the change in the method of accounting for stock-based compensation has resulted in a decrease of $0.9 million in retained earnings and an increase of $0.9 million in additional paid-in capital as of January 1, 2004.

Restricted stock granted on or after January 1, 2000 and stock options granted to non-employees on or after January 1, 2002 under the Company’s stock option plan are accounted for under the fair value method.
(c)	Cash equivalents and short-term investments
During the three months ended June 30, 2005, the Company retroactively reclassified its auction rate securities held from cash equivalents to short-term investments. Auction rate securities are variable rate bonds that have interest rate resets through a modified Dutch auction, at pre-determined short-term intervals, usually every 7, 28 or 35 days, although they may exceed 90 days. Auction rate securities are callable at par on any interest payment date at the option of the issuer. The Company historically classified these instruments as cash equivalents if the period between interest rate resets was 90 days or less, based on the Company’s ability to either liquidate its holdings or roll its investment over to the next reset period.

Based upon a re-evaluation of these securities, the Company has reclassified its auction rate securities, from cash equivalents to short-term investments for each of the periods presented in the accompanying consolidated balance sheets and consolidated statements of cash flows. Auction rate securities totaled $38.0 million at June 30, 2005, $45.6 million at March 31, 2005 and $73.7 million December 31, 2004 and $88.9 million at June 30, 2004, $80.6 million at March 31, 2004 and $121.3 million at December 31, 2003. At March 31, 2005 and December 31, 2004, auction rates securities of $18.0 million and $17.9 million, respectively, were already classified as short-term investments because the next auction dates for these securities were scheduled for more than 90 days into the future. Purchases of investments and sales of investments, included in the accompanying consolidated statements of cash flows, have been revised to reflect the purchase and sale of auction rate securities in cash flows from investing activities during each of the periods presented.

3.	Property Valuation

At each reporting period, the Company reviews the carrying value of its mineral properties in accordance with Canadian GAAP. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. For non-producing properties, the reviews are based on whether factors that may indicate the need for a write-down are present at each location. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company used its best effort to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined an impairment write-down was not necessary as of June 30, 2005.

4.	Reclamation Liability

The continuity of the reclamation liability for the three months and six months ended June 30 is as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions of US dollars)	2005	2004	2005	2004

Balance, beginning of period	$11.1	$17.8	$11.8	$18.5
Accretion	0.1	0.1	0.2	0.2
Expenditures	(1.0)	(1.5)	(1.8)	(2.3)

Balance, end of period	$10.2	$16.4	$10.2	$16.4

5.	Forward Contracts

To mitigate the risk associated with the gold and silver markets and to secure the loan with Standard Bank of London (which loan was subsequently repaid), the Company previously entered into gold and silver forward contracts. The Company closed out all of its gold forward contracts during 1999. However, under applicable accounting standards, the Company was required to defer recognition of the gains related to closing out these contracts in its financial statements until the original expiry date of the contracts, which period ended in 2004. During the three months and six months ended June 30, 2004, the Company recognized $0.3 million and $0.6 million of the deferred revenue on expiring gold forward contracts.

At December 31, 2003, the Company had remaining forward sales commitments for 2,000,000 ounces of silver at an average price of $5.34 per ounce for delivery during 2004 associated with the former Standard Bank loan. In addition, in 2003, with the sharp rise in silver price, the Company entered into silver contracts for delivery during 2004. At December 31, 2003, the Company had remaining a commitment of 2,200,000 ounces of silver relating to these contracts at an average price of $5.05 per ounce for delivery during 2004. During the three months and six months ended June 30, 2004, 0.8 million and 1.3 million ounces of silver production were delivered against these contracts and the remaining contracts were delivered into or settled during 2004.

As at December 31, 2004 and June 30, 2005, the Company is unhedged in gold and silver.

6.	Share Capital
(a)	Shareholders’ equity

	June 30,	December 31,
(in millions of US dollars)	2005	2004

Share capital	$389.2	$385.8
Additional paid-in capital	6.6	5.8
Retained earnings	198.9	180.0
Cumulative translation adjustment	72.5	62.3

Total shareholders’ equity	$667.2	$633.9

(b)	Outstanding share data

As of June 30, 2005 and July 26, 2005, there were 100,128,559 (December 31, 2004 - 99,629,827) common shares outstanding and there were 1,506,517 stock options outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$18.58 per option, of which 876,645 were exercisable with expiry dates between July 2006 and May 2015.

(c)	Stock options and restricted shares

The stock option activity for the three months and six months ended June 30 are illustrated in the tables below:

	Three months ended June 30
	2005		2004
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Stock options outstanding at beginning of period	1,906,151	$9.19	1,884,250	$7.57
Granted	77,500	15.14	146,700	10.95
Exercised	(472,033)	5.78	(2,000)	5.94
Expired and/or canceled	(5,101)	16.17	—	—

Stock options outstanding at end of period	1,506,517	$10.54	2,028,950	$7.81

	Six months ended June 30
	2005		2004
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Stock options outstanding at beginning of period	1,932,151	$9.28	1,888,634	$7.57
Granted	77,500	15.14	159,200	11.09
Exercised	(473,033)	5.77	(2,000)	5.94
Expired and/or canceled	(30,101)	16.31	(16,884)	6.86

Stock options outstanding at end of period	1,506,517	$10.54	2,028,950	$7.81

Exercisable stock options	876,645	$8.37	1,516,586	$6.19

Stock options vest in equal annual amounts over 1 to 3 years and have terms of 10 years

The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005; dividend yield 0%, expected volatility of 56.3 percent, risk free interest rates of 3.6 percent, and expected lives of 5 years and with the following weighted average assumptions used for grants in 2004; dividend yield 0%, expected volatility of 59.3 percent, risk free interest rates of 3.5 percent, and expected lives of 5 years.

During the second quarter of 2005, 28,666 stock options were exercised that had a grant date after January 1, 2002, the effective date the Company was required to use the fair value method of accounting for stock options granted. Under CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments guidelines, the Company transferred $0.2 million from additional paid-in capital to common stock for the amount previously recorded as additional paid-in capital for the fair value of this stock-based compensation.

In the second quarter of 2005 the Company did not award any additional restricted shares. During the first quarter of 2005, the Company awarded 26,499 restricted shares that had a grant date fair value of $13.04 per share. In the first six months of 2004, the Company did not award any restricted shares. Restricted shares issued to management vest one-third per year over 3 years, and restricted shares issued to non-executive directors are immediately vested and remain restricted until the board member retires or ceases to be a member of the Board.

7.	Employee future benefits

As a result of the amended recommendations of CICA handbook section 3461, Employee Future Benefits (“HB 3461”), the Company has included additional disclosures about pension plans and other employee future benefit plans for periods ending on or after June 30, 2004 in this note. The amendments do not change any recognition or measurement requirements currently in HB 3461. The total net defined benefit expense of the Company’s pension plan is $0.1 million for the three months and six months ended June 30, 2005. During the second quarter of 2005 the Company contributed $0.6 million to the defined benefit pension plan.